EX-99.d.1.i

AMENDMENT NO. 11 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE POOLED TRUST and DELAWARE MANAGEMENT COMPANY (the “Investment Manager”), a series of Delaware Management Business Trust, amended as of the 19th day of September, 2016, lists the funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each fund and the date on which the Agreement became effective for each fund.

Fund Name	Effective Date	Management Fee Schedule (as a percentage of average daily net assets) Annual Rate
The Core Plus Fixed Income Portfolio	January 4, 2010	0.43%
The Emerging Markets Portfolio	January 4, 2010	1.00%
The Emerging Markets Portfolio II	June 22, 2010	1.00%
The High-Yield Bond Portfolio	January 4, 2010	0.45%
The Labor Select International Equity Portfolio	January 4, 2010	0.75%
The Large-Cap Value Equity Portfolio	February 26, 2010	0.55%
The Real Estate Investment Trust Portfolio (also known as Delaware REIT Fund)	May 21, 2010	0.75% on first $500 million 0.70% on next $500 million 0.65% on next $1.5 billion 0.60% on assets in excess of $2.5 billion

DELAWARE MANAGEMENT COMPANY,		DELAWARE POOLED TRUST
A series of Delaware Management Business Trust

By:	/s/ David F. Connor	By:	/s/ Shawn Lytle
Name:	David F. Connor	Name:	Shawn Lytle
Title:	Senior Vice President	Title:	President and Chief Executive Officer